UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47081

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CoView Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 Third Ave. - Suite 1501
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith Moh (Name) 212-750-0011 (Area Code – Telephone Number) kmoh@coviewcap.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

2617 Huntington Pike (Address) Huntington Valley (City) PA (State) 19006 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Yellin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoView Capital, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STELLA L M CERRUTI
Notary Public - State of New York
NO. 01CE6143258
Qualified in Kings County
My Commission Expires Apr 3, 2026

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COVIEW CAPITAL, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025
(With Supplementary Information)

A STATEMENT OF FINANCIAL CONDITION BOUND SEPARATELY HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION SIMULTANEOUSLY HEREWITH AS A PUBLIC DOCUMENT.

COVIEW CAPITAL, INC.

CONTENTS

DECEMBER 31, 2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Those Charged with Governance of
Coview Capital, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Coview Capital, Inc. (the "Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2025.
Huntingdon Valley, Pennsylvania
March 17, 2026

2617 Huntingdon Pike
Huntingdon Valley, Pennsylvania 19006
215.884.8460

COVIEW CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

ASSETS

Cash	$87,920
Certificates of deposit	226,604
Investment in marketable securities at fair value	87,417
Fixed assets (less accumulated depreciation and amortization of $69,619)	17,817
Right-of-use asset	14,231
Prepaid expenses and other assets	29,350
Total assets	**$463,339**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 9,205
Liabilities subordinated to claims of general creditors	295,000
Total liabilities	**$304,205**

STOCKHOLDER'S EQUITY

Common stock, $0.01 par value;	
1,000 shares authorized; 100 shares issued and outstanding	$ 1
Additional paid-in-capital	671,499
Accumulated deficit	(512,366)
Total stockholder's equity	**$159,134**
Total liabilities and stockholder's equity	**$463,339**

The accompanying notes to the financial statements are an integral part of the financial statements.

COVIEW CAPITAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues

Consulting and advisory fee income	$856,708
Interest income	11,530
Dividend income	918
Other income	13,166
Net change in unrealized gain in marketable securities	17,838
Total revenues	**$900,160**

Expenses

Salaries and payroll taxes	$331,788	
Commissions and consulting fees	367,019	
Occupancy costs	192,638	
Communications expense	62,628	
Office expense	33,565	
Advertising	23,000	
Travel	13,687	
Insurance	18,343	
Professional fees	25,100	
Regulatory fees and expenses	9,011	
Postage and messengers	4,157	
Depreciation	7,052	
State and local taxes (refund), net	900	
Total expenses		**$1,088,888**
Net loss		**$ (188,728)**

The accompanying notes to the financial statements are an integral part of the financial statements.

COVIEW CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows from Operating Activities

Net loss		$ (188,728)

Adjustments to reconcile net loss to net cash used in operating activities

Amortization of right of use asset	$148,989	
Depreciation and amortization	7,052	
Change in unrealized gain in marketable securities	(17,838)	

Changes in operating assets and liabilities

Prepaid expenses and other assets	10,879	
Certificates of deposit	207,939	
Accounts receivable	3,985	
Accounts payable	8,733	
Lease liability	(159,590)	
Total adjustments		$ 210,149
Net cash provided by operating activities		$ 21,421

Cash flows from investing activities

Cash paid for office equipment	$ 16,056	
Net cash used in investing activities		$ (16,056)

Cash flows from financing activities

Distributions to stockholder	$ (30,000)	
Net cash used in financing activities		$ (30,000)

Net change in cash	$ (24,635)
Cash – beginning of year	$ 112,555
Cash – end of year	$ 87,920

The accompanying notes to the financial statements are an integral part of the financial statements.

COVIEW CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance as of January 1, 2025	$1	$671,499	$(293,638)	$377,862
Net loss	-	-	(188,728)	(188,728)
Distributions	-	-	(30,000)	(30,000)
Balance as of December 31, 2025	$1	$671,499	$(512,366)	$159,134

The accompanying notes to the financial statements are an integral part of the financial statements.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance, January 1, 2025	$295,000
Payment	-
Balance, December 31, 2025	$295,000

The accompanying notes to the financial statements are an integral part of the financial statements.

COVIEW CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1 - ORGANIZATION

CoView Capital, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and provides investment banking services primarily in the areas of mergers and acquisitions and private placements. The Company was organized in the State of Delaware in December 1993 and began doing business as a registered broker dealer in securities with the Securities and Exchange Commission (SEC) in July 1994.

NOTE 2 – CASH AND CASH EQUIVALENTS

The Company keeps cash and certificates of deposit with JP Morgan Chase Bank. The account balances may at times exceed the FDIC insurance limit of $250,000. As of December 31, 2005, the Company holds three certificates of deposit with maturity dates ranging from February 6, 2026 to April 6, 2026 and interest rates (APY) ranging from 3.50% to 4.00%. Interest accrues daily on such certificates of deposit. The certificates of deposit are subject to a 1% penalty on the amount withdrawn.

NOTE 3 – DEPRECIATION AND AMORTIZATION

Fixed assets are comprised of office equipment of $74,845 and leasehold improvements of $12,590. Office equipment is depreciated on a straight-line basis over its estimated useful life, which is generally three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term. For the year ended December 31, 2025, depreciation and amortization expense aggregated $7,052.

NOTE 4 – REVENUE RECOGNITION

Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees over time for services to be provided. Such retainers are treated as revenue upon completion of the performance obligation. Revenue from advisory activities is recognized when performance obligation is completed. In addition, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

In some circumstances, significant judgment is needed to determine the timing, measure of progress and variable consideration appropriate for revenue recognition under a specified advisory contract and whether it is probable that the Company will collect the consideration it is entitled to in exchange for the services provided. The consideration to which the Company expects to be entitled is predominantly variable as the consideration is susceptible to factors outside of the Company's influence. As such, these amounts are excluded from the transaction price until it is probable that a significant revenue reversal will not occur.

For 2025, two customers constituted approximately 77% of revenue.

NOTE 5 – USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates may be adjusted as more current information becomes available. The most significant estimate in the financial statements is the discount rate used for calculation of Right of Use Asset and Lease Liability.

NOTE 6 – ALLOWANCE FOR EXPECTED CREDIT LOSSES

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company reviews the credit quality of its customers and determines whether an allowance for credit loss is required. As of December 31, 2025, there were no receivables.

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisitions, private placements, fairness opinions and financial consulting. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate business performance and determine how the Company should be managed. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy as well as other decisions such as whether to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 8 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's assumptions about the expectation the market participants would use in pricing the asset or liability. The unobservable inputs are developed based on best information available in the circumstances and may include the Company's own data. There are no Level 3 investments owned by the Company as of December 31, 2025.

At December 31, 2025 investment in marketable securities valued at $87,417 represents 900 shares of Nasdaq, Inc. and is classified as Level 1.

NOTE 9 – INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State minimum tax. Additionally, the Company is subject to New York City corporate taxes as a tax paying entity. The current and deferred income tax effect of New York City tax was immaterial to the accompanying financial statements as of and for the year ended December 31, 2025.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2022, 2023 and 2024. For the year ended December 31, 2025 management has determined that there are no material uncertain tax positions.

Effective for tax years including 2025, the State of New York implemented the Pass-Through Entity Tax (PTET). The New York PTET gives eligible pass-through entities the option to elect paying tax at the entity level on New York sourced business income. During the year ended December 31, 2025, the Company elected to pay the New York PTET which amounted to $200.

NOTE 10 – NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2025, the Company had net capital of $369,873 as indicated on page 16 of this audited report which was $364,873 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.025 to 1.

NOTE 11 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under a subordination agreement totaled $295,000 at December 31, 2025. The subordinated borrowings – related party are due to Samuel Yellin, President of the Company and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings were approved by FINRA between June 2012 and June 2017, have an automatic rollover provision, and are automatically renewed upon maturity. Interest on all loans is 0% per annum.

NOTE 12 – RISK FACTORS

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2025 there were no such claims.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that these financial statements were issued, and no further information is required to be disclosed.

NOTE 14 – OPERATING LEASE

The Company leases its office space under a non-cancelable lease that expires in January 31, 2026. The Company has extended such lease until May 31, 2031. In accordance with ASU 2016-02, an operating right of use asset and operating lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of 6.0%, the Company's weighted average estimated incremental borrowing rates. The Company elected the practical expedient to account for the non-lease components for all asset classes.

Future aggregate minimum rental payments due under the lease are as follows:

Year	Amount
2026	$108,938
2027	190,018
2028	195,719
2029	201,590
2030	207,638
2031	87,578
Total	$991,481
Less discount to present value	$139,749
Total Operating Liability	$851,732

COVIEW CAPITAL, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2025

Common stock		$ 1
Additional paid-in-capital		671,499
Accumulated deficit		(512,366)
Total stockholder's equity		$159,134
Add: Subordinated loans		295,000
Less: Non-allowable assets and other deductions		(63,664)
Net capital before haircuts		$390,470
Less: Haircuts on securities and certificates of deposit		(20,597)
Net capital		**$369,873**

Greater of:

Minimum dollar net capital required	$5,000	
or		
Minimum net capital required 6.67% of aggregate indebtedness	$ 614	$ 5,000
Excess net capital		**$364,873**

AGGREGATE INDEBTEDNESS

Accounts payable	$ 9,205
	$ 9,205
Ratio of aggregate indebtedness to net capital	**0.025 to 1**

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part II of form X-17-A-5 which was filed on January 13, 2026.

See Report of Independent Registered Public Accounting Firm

COVIEW CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

The Company is exempt from the requirements of Rule 15c3-3.

There is nothing to report on this schedule in relation to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

COVIEW CAPITAL, INC.

**INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION**

DECEMBER 31, 2025

The Company is exempt from the requirements of Rule 15c3-3.

There is nothing to report on this schedule in relation to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

Board of Directors and
Those Charged with Governance of
Coview Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Coview Capital, Inc. (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker dealers.

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's business activities were limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker dealers.. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Huntingdon Valley, Pennsylvania
March 17, 2026

2617 Huntingdon Pike
Huntingdon Valley, Pennsylvania 19006
215.884.8460

COVIEW CAPITAL, INC.

EXEMPTION REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2025

CoView Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CoView Capital, Inc.

I, Samuel Yellin affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

Dated: MARCH 17, 2026